EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Cryoport, Inc. (“we,” “us,” “Cryoport” or the “Company”) had the following classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, $0.001 par value per share (“Common Stock”); and (ii) warrants to purchase Common Stock at an exercise price of $3.30 per share (the “Warrants”).

Our authorized capital stock consists of 100,000,000 authorized shares of Common Stock and 2,500,000 shares of undesignated or “blank check” preferred stock, par value of $0.001, of which, 800,000 shares have been designated as Class A Preferred Stock, 585,000 shares have been designated as Class B Preferred Stock and 250,000 shares have been designated as Class C Preferred Stock. As of December 31, 2020, there were 39,837,058 shares of common stock outstanding, no shares of Class A Preferred Stock outstanding, no shares of Class B Preferred Stock outstanding and 250,000 shares of Class C Preferred Stock outstanding.  The following description is a summary and is qualified in its entirety by our Amended and Restated Articles of Incorporation, as amended to date (the “Charter”), and our Amended and Restated Bylaws, as currently in effect (the “Bylaws”), copies of which are referenced as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2020, as well as the provisions of the Nevada Revised Statutes.

Common Stock

Subject to the preferential rights of any outstanding preferred stock, each holder of Common Stock is entitled to receive ratable dividends, if any, as may be declared by our board of directors out of funds legally available for the payment of dividends. No dividends on Common Stock have been declared or paid by the Company. The Company intends to employ all available funds for the development of its business and, accordingly, does not intend to pay any cash dividends in the foreseeable future.

Holders of Common Stock are entitled to one vote for each share held of record. There are no cumulative voting rights in the election of directors. Thus, the holders of more than 50% of the outstanding shares of Common Stock can elect all of our directors if they choose to do so.

The holders of our Common Stock have no preemptive, subscription, conversion or redemption rights. There are no sinking fund provisions applicable to the Common Stock.  Upon our liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to receive our assets pro rata, subject to prior satisfaction of all outstanding debts and other liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding preferred stock. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Warrants

The Warrants were exercisable at an exercise price of $3.30 per share of Common Stock, subject to certain adjustments. The Warrants were exercisable on or after February 25, 2010 and expired on February 24, 2015. As of December 31, 2019, there were no Warrants outstanding.

Anti-Takeover Provisions

Nevada Law

Nevada Revised Statutes sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. This statute currently does not apply to our Company because in order to be applicable, we would need to have a specified number of Nevada residents as shareholders, and we would have to do business in Nevada directly or through an affiliate.

Nevada Revised Statutes sections 78.411 to 78.444 prohibit certain business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless (i) the corporation’s Board of Directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or (ii) the combination is approved by the Board of Directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval, certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (x) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (y) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between the corporation and an “interested stockholder”.

Subject to certain timing requirements set forth in the statutes, a corporation may elect not to be governed by these statutes. We have not included any such provision in our articles of incorporation. The effect of these statutes may be to potentially discourage parties interested in taking control of the Company from doing so if it cannot obtain the approval of our Board of Directors.

Charter and Bylaws Provisions

In addition, the Charter and Bylaws contain provisions that may make the acquisition of our company more difficult, including, but not limited to, the following:

•	requiring at least 75% of outstanding voting stock in order to call a special meeting of stockholders;
•	not allowing stockholders to take action by written consent in lieu of a meeting;
•	setting forth specific procedures regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;
•	requiring advance notice and duration of ownership requirements for stockholder proposals;
•	permitting our board of directors to issue preferred stock without stockholder approval; and
•	limiting the rights of stockholders to amend our bylaws.

Transfer Agent and Registrar for Common Stock

The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company, Attn: Corporate Actions Department, 1 State Street, 30th Floor, New York, New York 10004-1561.

NASDAQ Capital Market

Our Common Stock is currently traded on the Nasdaq Capital Market under the symbol “CYRX”.